U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:
   CHEVRON CORPORATION

2. Name of the person relying on exemption:
   LONGVIEW LARGECAP 500 INDEX FUND

3. Address of the person relying on exemption:
   C/O AMALGAMATED BANK, 275 SEVENTH AVENUE, NEW YORK, NY   10001

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):

                                                         (AMALGAMATED BANK LOGO)


Dear fellow Chevron shareholder:

     We urge you to VOTE FOR ITEM NO. 4 when you vote your proxy for Chevron's May 30th annual meeting. Our proposal asks Chevron to repeal a bylaw, which the Board of Directors adopted unilaterally with no shareholder vote, to limit certain types of lawsuits exclusively to courts in Delaware, where Chevron is incorporated.

     Amalgamated Bank's LongView Funds, the sponsor of this proposal, are long-term shareholders with 541,424 shares of Chevron stock. We urge you to vote for this proposal because the bylaw deprives Chevron investors of their statutory right to choose the forum, if need be, in which to bring a suit to seek recourse for corporate malfeasance. It is also overbroad because it covers investor suits where no need for this legal restriction has been demonstrated. WE BELIEVE THAT THE BOARD'S UNILATERAL ACTION TO DIMINISH SHAREHOLDER PROTECTIONS UNNECESSARILY OVERREACHES AND REMAINS FLAWED.

     Here is the background. Companies complain of getting sued in multiple courts when they announce an M&A deal, with plaintiffs challenging the value of the deal to shareholders. Whereas in federal securities litigation, multiple suits tend to be consolidated into one court with one lead plaintiff, there is no mechanism to consolidate M&A, or "deal cases," which arise under state law and can be brought in a number of jurisdictions. Because multiple deal cases may present the risk of a single judge enjoining the transaction, deal cases may pose challenges not present in securities cases.

     Chevron's bylaw seeks to achieve consolidation. We understand Chevron's concerns and discussed them with the Company, which responded in March 2012 by revising the exclusive forum bylaw to address some - but not all - of the concerns we raised. We believe that the bylaw, even as revised, remains critically flawed. We thus urge shareholders to vote FOR Item 4.

      - THE BYLAW, EVEN AS AMENDED, TAKES AWAY SHAREHOLDER RIGHTS CREATED BY STATUTE. The choice of where investors may file suit is generally determined by statute. Chevron's bylaw short-circuits that statutory right by board fiat.

      - CHEVRON ADOPTED THIS BYLAW WITHOUT GIVING SHAREHOLDERS A VOTE. The only Delaware court case directly on point indicates that any change of this sort should be made by amending the company's charter - on which shareholders have a vote. By making this change through a bylaw, Chevron's Board bypassed the need to ask shareholders if they want to give up their right to choose where to file a suit.
________________________________________________________________________________

275 SEVENTH AVENUE          NEW YORK, NY   10001         WWW.AMALGAMATEDBANK.COM

      - THE BYLAW, EVEN AS REVISED, IS OVERBROAD. The revised bylaw does not limit itself to simply consolidating "deal cases" in Delaware courts. Instead, it extends to investor suits on a range of topics without any demonstration of a need to override an investor's choice of forum, i.e., cases seeking recourse for alleged failures of Board oversight, such as challenging a company's handling of environmental performance or oil spills, excessive executive pay, failed oversight of alleged bribery or corruption cases, failed compliance with other regulatory or legal requirements, etc., regardless of where the events occurred.

      - THE BYLAW IS OF DUBIOUS LEGALITY. As noted, Chevron adopted this bylaw without a shareholder vote, and the Company is currently being sued by another shareholder for that omission. The case is pending. Interestingly, at least ten other companies that had adopted similar bylaws recently repealed such bylaws in response to shareholder concerns.

      - THE COUNCIL OF INSTITUTIONAL INVESTORS AND GLASS LEWIS OPPOSE EXCLUSIVE FORUM PROVISIONS. The Council of Institutional Investors - a coalition of public, corporate, and labor funds representing $1.3 trillion in assets - has approved a policy guideline discouraging companies from adopting exclusive venue provisions. In December 2011, proxy advisor Glass Lewis announced the following position:

     We believe that any charter or bylaw provision limiting a shareholder's choice of legal venue is not in the best interests of shareholders. Such clauses may effectively discourage the use of shareholder derivative claims by increasing Their associated costs and making them more difficult to pursue. As such, shareholders should be wary about approving any limitation on their legal recourse including limiting themselves to a single jurisdiction (e.g., Delaware) without compelling evidence that it will benefit shareholders. For this reason, we generally recommend that shareholders vote against any bylaw or charter amendment seeking to adopt an exclusive forum provision.

      It would be one thing if Chevron had drafted a provision addressing only "deal cases" and presented it to its shareholders with an explanation of its need. We have told Chevron that we are willing to further discuss the issue with them, yet the Board seems content to have made only the technical modifications in the revised bylaw.

      We therefore urge you to VOTE FOR ITEM 4. A vote "for" this proposal will not prevent Chevron from trying to come back with a more carefully crafted proposal. It will, however, send a message that shareholders do not want statutory rights taken away without a vote.

      Please do not hesitate to call me if you would like to discuss this at
(212) 895-4923.

                                       Sincerely,


                                       /s/ Scott Zdrazil
                                       Scott Zdrazil
                                       First Vice President-Corporate Governance

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. PLEASE DO NOT SEND US YOUR PROXY CARD, AS IT WILL NOT BE ACCEPTED.



275 SEVENTH AVENUE  NEW YORK, NY 10001  www.amalagamatedbank.com